UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2017 and 2016	3

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2017	4

NOTES TO FINANCIAL STATEMENTS As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017	5-12

SUPPLEMENTAL SCHEDULE Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2017	13

SIGNATURE	14

EXHIBIT INDEX	15

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Long Island Electric Utility ServCo LLC
Incentive Thrift Plan II:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (the Plan) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for benefits for the year ended December 31, 2017, on the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the Unites States of America.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV Line 4i - Schedule of Assets (held at end of year) (modified cash basis) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2015.
Kingston, Pennsylvania
June 29, 2018

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2017	2016
	(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$225,721	$186,557
Total Investments	225,721	186,557
Receivable:
Notes Receivable from Participants	6,760	6,703
Total Receivable	6,760	6,703
Total Assets	232,481	193,260
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$232,481	$193,260

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2017

(Thousands)
ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$28,968
Interest on Notes Receivable from Participants	234
Total Net Investment Income	29,202
Deposits and Contributions
Employees	17,552
Rollovers	2,274
Total Deposits and Contributions	19,826
Total Additions	49,028
DEDUCTIONS
Benefit Payments to Participants	8,565
Administrative Expenses	109
Total Deductions	8,674
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	40,354
Transfers to Other Plans - Net	(1,133)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	39,221
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	193,260
End of Year	$232,481

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.

The Plan was established effective January 1, 2014. The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”). This includes, but is not limited to, individuals who were employed by National Grid Companies USA (“NatGrid”) or an affiliate thereof, who were participants in the National Grid USA Companies’ Incentive Thrift Plan II on December 31, 2013, and who became employees of ServCo on January 1, 2014 (“Transition Employees”). ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”).

The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The ServCo Pension Investment Committee (“PIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”) is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by ServCo and administered by the Trustee.

Contributions and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. Generally, a Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG (“PSEG Share Fund”), which has been designated as an Employee Stock Ownership Plan ("ESOP") under section 4975(e) of the Code, and mutual funds consisting of various target-date funds and other registered investment company mutual funds.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) earnings and/or losses, and (c) specific Participant transactions. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant is entitled upon disability, retirement or termination of service, as applicable, or a beneficiary upon the death of a Participant is the benefit that can be provided from the Participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

Notes Receivable from Participants

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2017, range from 3.25% to 9.25% which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants may have no more than two loans outstanding at any one time.

These notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Payment of Benefits

Upon termination of employment, a Participant may elect to receive an amount equal to the value of the interest in his or her account in either a total or partial lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s interest in their account. If a Participant is no longer working for ServCo and has a balance in the Plan, they must begin to receive distributions from their account no later than April 1 following the calendar year in which they reach age 70½.

A Participant who is currently an employee and who has not attained age 59½ may withdraw all or part of their after-tax contributions. Elective Contributions may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties. Participants who require a hardship withdrawal are prohibited from contributing to the Plan for six months following such distribution.

Vesting

All Participant contributions are 100% vested in the Plan.

NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded and are redeemable daily without restriction. Shares held by the PSEG Share Fund are valued at their closing price reported on the active market on which the security is traded daily.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of ServCo are paid by Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Employee Benefit Plan Master Trust Reporting - a consensus of the FASB Emerging Issues Task Force, which is intended to improve the usefulness of the information reported to users of employee benefit plan financial statements. The ASU relates primarily to how a plan reports its interest in a master trust. For each master trust in which a plan holds an interest, the plan will be required to disclose, as separate line items, the plan’s interest in the statement of net assets available for benefits and any changes in that interest in the statement if changes in net assets available for benefits. In addition, a plan with a divided interest in the individual investments of the master trust will no longer be required to disclose its percentage interest in the master trust, but rather will be required to disclose the master trust’s investments by general type and the individual plan’s dollar amount of its interest in the master trust’s investments by general type. Further, all plans will be required to disclose both their master trust’s other assets and liability balances and the dollar amount of the individual plan’s interest in each of those balances.

The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Entities will be required to adopt the guidance retrospectively to all periods presented. Management has elected not to early adopt the ASU for the current year and does not expect the adoption of the ASU to have a material impact on the financial statements.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2017, through the filing date of this Form 11-K and have identified no subsequent events.

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN I (THRIFT PLAN I) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan I for investment and administrative purposes. The Thrift Plan I is a defined contribution retirement plan available to non-represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2017 and 2016, the Plan’s interests in the assets of the Master Trust were approximately 63% and 65%, respectively. Assets and investment income of the Master Trust consist of:

	As of December 31,
	2017	2016
	(Thousands)
Investments of Master Trust at Fair Value:
PSEG Share Fund*	$6,260	$6,150
Mutual Funds	354,012	281,535
Total Investments	$360,272	$287,685

		For the Year Ended
		December 31, 2017
		(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds		$45,568
Net Appreciation in Fair Value of PSEG Share Fund*		977
Dividends from PSEG Share Fund*		217
Total Investment Income, Net		$46,762

* Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

The changes in net assets of the Master Trust for the year ended December 31, 2017 are summarized as follows:

(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$46,545
Dividends from PSEG Share Fund	217
Net Investment Income	46,762

Administrative Expenses	(168)
Net Transfers	25,993
Increase in Net Assets	72,587

Net Assets:
Beginning of Year	287,685
End of Year	$360,272

4.    FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.

In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2017 and December 31, 2016, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2017
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
PSEG Share Fund	$6,260	$6,260	$—	$—
Mutual Funds	354,012	354,012	—	—
Total Investment in Master Trust	$360,272	$360,272	$—	$—

	Recurring Fair Value Measurements as of December 31, 2016
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
PSEG Share Fund	$6,150	$6,150	$—	$—
Mutual Funds	281,535	281,535	—	—
Total Investment in Master Trust	$287,685	$287,685	$—	$—

Mutual funds' Net Asset Values are published and redeemable daily without restriction and are therefore considered Level 1.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed ServCo by a letter dated March 16, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan Administrator and the Plan’s Benefits Counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors, if any, that are discovered during the audit in accordance with the IRS correction program. If appropriate under the IRS correction program, the Plan Administrator will file a VCP submission.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTES TO FINANCIAL STATEMENTS

6.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the PSEG Share Fund. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2017 and 2016, the Master Trust held 121,559 and 140,156 shares, respectively, of PSEG Common Stock in the PSEG Share Fund, with a market value per share of $51.50 and $43.88, respectively.

For the year ended December 31, 2017, the Master Trust recorded dividend income of approximately $217,128 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.    PLAN TRANSFERS

During the year, certain employees of ServCo, who were participants in the Plan, moved employment from ServCo to another PSEG entity. In these cases, their ServCo Plan accounts were transferred to the PSEG Thrift Plan. Similarly, certain employees of another PSEG entity, who were participants in the Thrift Plan, moved employment from another PSEG entity to ServCo. In these cases, their Thrift Plan accounts were transferred to the ServCo Plan.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants are 100% vested in their accounts.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II
PLAN No. 003, EIN No. 45-4652143

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2017
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value

*	Various Participants	761 Participant Loans (maturing 2018 to 2045 at interest rates of 3.25% to 9.25%), secured by participant accounts	**	$6,760,025

*    Permitted party-in-interest.
**    Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan II
(Name of Plan)

By:   /s/ Margaret M. Pego

Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 29, 2018

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm